SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares, par value $0.001 per ordinary share

(Title of Class of Securities)

G8918E106

(CUSIP Number)

Yongcun Chen

Suite 4209, Office Tower, Convention Plaza,

1 Harbour Road, Wanchai, Hong Kong

Telephone Number : (852) 2596-1558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

March 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106	13D	Page 2 of 24

1	NAMES OF REPORTING PERSONS Xiaochun Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 530,000 ordinary shares
8 SHARED VOTING POWER 52,303,892 ordinary shares
9 SOLE DISPOSITIVE POWER 530,000 ordinary shares
10 SHARED DISPOSITIVE POWER 52,303,892 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,833,892 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%**
14	TYPE OF REPORTING PERSON IN

*	Excludes 416,000 ordinary shares beneficially owned by Mr. Yongcun Chen as to which Mr. Xiaochun Wang disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding ordinary shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four ordinary shares), as reported by the management of the Issuer to counsel for the Reporting Persons on March 12, 2008, and an option to purchase 400,000 ordinary shares exercisable within 60 days of the date of this report.

CUSIP No. G8918E106	13D	Page 3 of 24

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 ordinary shares
8 SHARED VOTING POWER 52,303,892 ordinary shares
9 SOLE DISPOSITIVE POWER 0 ordinary shares
10 SHARED DISPOSITIVE POWER 52,303,892 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,303,892 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%**
14	TYPE OF REPORTING PERSON CO

*	Excludes 946,000 ordinary shares beneficially owned by the other Reporting Persons as to which Hanmax Investment Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding ordinary shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four ordinary shares), as reported by the management of the Issuer to counsel for the Reporting Persons on March 12, 2008.

CUSIP No. G8918E106	13D	Page 4 of 24

1	NAMES OF REPORTING PERSONS Yongcun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 416,000 ordinary shares
8 SHARED VOTING POWER 0 ordinary shares
9 SOLE DISPOSITIVE POWER 416,000 ordinary shares
10 SHARED DISPOSITIVE POWER 0 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON IN

*	Excludes 52,833,892 ordinary shares beneficially owned by the other Reporting Persons as to which Mr. Yongcun Chen disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

**	Based on 135,349,722 outstanding ordinary shares of the Issuer (including outstanding American Depositary Shares of the Issuer, each representing four ordinary shares), as reported by the management of the Issuer to counsel for the Reporting Persons on March 12, 2008, and an option to purchase 400,000 ordinary shares exercisable within 60 days of the date of this report.

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (“Schedule 13D”) relates is the ordinary shares, $0.001 par value per ordinary share (the “Ordinary Shares”), of Tongjitang Chinese Medicines Company (the “Issuer”), incorporated under the laws of the Cayman Islands. American Depositary Shares (each an “ADS”) of the Issuer are listed on the New York Stock Exchange under the symbol “TCM”. Each ADS represents four Ordinary Shares. The Issuer’s principal executive offices are located at 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China. The Reporting Persons previously reported their beneficial ownership of Ordinary Shares on Schedule 13G statements filed with the Securities and Exchange Commission on February 13, 2008.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Mr. Xiaochun Wang, Hanmax Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Hanmax”), and Mr. Yongcun Chen (collectively, the “Reporting Persons”).

Mr. Wang serves as the chairman of the board of directors and chief executive officer of the Issuer. Mr. Wang is a citizen of the People’s Republic of China.

Hanmax is an investment holding company incorporated under the laws of the British Virgin Islands, wholly owned and controlled by Mr. Wang. Mr. Wang is the sole shareholder, officer and director of Hanmax. The principal business address of Mr. Wang and Hanmax is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

Mr. Chen’s present principal occupation is serving as a director of CII Limited, an investment company. Mr. Chen also serves as a director of the Issuer. Mr. Chen is a citizen of the People’s Republic of China. The principal business address of Mr. Chen and CII Limited is Suite 4209, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In consideration for services rendered to the Issuer, Mr. Wang acquired from the Issuer (i) 400,000 Ordinary Shares as the result of a restricted stock grant (further described in Item 6) and (ii) an option to purchase 1,200,000 Ordinary Shares (further described in Item 6) of which one-third has vested.

Hanmax acquired 52,303,892 Ordinary Shares in a share swap transaction from Mr. Wang prior to the Issuer’s initial public offering, whereby Hanmax issued its shares exclusively to Mr. Wang in exchange for the Issuer’s shares then held by Mr. Wang.

In consideration for services rendered to the Issuer, Mr. Chen acquired from the Issuer (i) 50,000 Ordinary Shares as the result of a restricted stock grant (further described in Item 6) and (ii) an option to purchase 1,200,000 Ordinary Shares (further described in Item 6) of which one-third has vested.

For each Reporting Person, no borrowed funds were used to purchase any Ordinary Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On March 9, 2008, Mr. Chen and Mr. Wang (collectively, the “Management Group”) submitted a proposal (the “Proposal Letter”) to the Issuer’s Board of Directors (the “Board”) pursuant to which the Management Group proposed to acquire all of the outstanding Ordinary Shares of the Issuer (including Ordinary Shares outstanding in the form of ADSs) in a transaction (the

“Transaction”) that would result in the Issuer becoming a privately-held company owned solely by the Management Group. The Management Group is prepared to value the Issuer at U.S.$2.55 per share (or U.S.$10.20 per ADS), which represents approximately a 54.78% premium to the New York Stock Exchange closing sale price of U.S. $6.59 per ADS on Friday, March 7, 2008 (each ADS represents four Ordinary Shares). The Proposal Letter is conditioned upon, among other things, the execution of mutually satisfactory definitive agreements.

The Management Group expects that the Board will form a special committee (the “Committee”), wholly comprised of independent directors, to respond to the Proposal Letter and that the Committee will retain its own legal and financial advisors to assist in this process. The Management Group does not intend to pursue the Transaction without the approval of the Committee.

If the Transaction is consummated, (i) the registered securities of the Issuer would become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”), (ii) the ADSs would be delisted from the New York Stock Exchange, (iii) the memorandum and articles of association of the Issuer may be amended or changed to the extent that such amendments or changes are deemed necessary or appropriate to carry out the Transaction, and (iv) the Issuer would be combined with a newly formed acquisition vehicle pursuant to a scheme of amalgamation under the Companies Act of the Cayman Islands (the product of such amalgamation, the “New Entity”).

Further, if the Transaction is consummated, the Management Group anticipates that (i) Mr. Xiaochun Wang will serve as chairman and chief executive officer of the New Entity, (ii) the New Entity will be operated in accordance with the Issuer’s current practice, with such changes as may be necessary in the long-term competitive environment to realize the New Entity’s business objectives, and (iii) the New Entity will maintain the Issuer’s valuable employee base.

A copy of the Proposal Letter is filed herewith as Exhibit 1 and the foregoing summary of the Proposal Letter is qualified by reference to the full text thereof.

Except as described elsewhere in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, if the Transaction does not occur for any reason, the Reporting Persons intend to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer, including the Ordinary Shares described in Item 5 below, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons reserve the right to take any and all actions that they may deem appropriate to maximize the value of their investment in the Isssuer in light of market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. However, presently the Reporting Persons are only interested in pursuing the proposed Transaction and do not intend to sell Ordinary Shares beneficially owned by them.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act. As a result, each Reporting Person may be deemed to beneficially own 53,249,892 Ordinary Shares, representing approximately 39.1% of the Ordinary Shares outstanding as reported by the management of the Issuer to counsel for the Reporting Persons on March 12, 2008 plus options to purchase a total of 800,000 Ordinary Shares exercisable within 60 days of the date of this report.

(i)	Mr. Wang beneficially owns 52,833,892 Ordinary Shares (consisting of 530,000 Ordinary Shares held directly by Mr. Wang and 52,303,892 Ordinary Shares held directly by Hanmax), constituting approximately 38.9% of the outstanding Ordinary Shares. Mr. Wang disclaims beneficial ownership of 416,000 ordinary shares beneficially owned by Mr. Chen. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(ii)	Hanmax beneficially owns 52,303,892 Ordinary Shares, constituting approximately 38.6% of the outstanding Ordinary Shares. Hanmax Investment Limited disclaims beneficial ownership of 946,000 ordinary shares beneficially owned by the other Reporting Persons. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(iii)	Mr. Chen beneficially owns 416,000 Ordinary Shares, constituting approximately 0.3% of the outstanding Ordinary Shares. Mr. Chen disclaims beneficial ownership of 52,833,892 ordinary shares beneficially owned by the other Reporting Persons. This report shall not be construed as an admission that such person is the beneficial owner of such shares.

(b)	Each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the following number of Ordinary Shares:

(i)	Mr. Wang: 530,000 Ordinary Shares (consisting of 400,000 Ordinary Shares that are issuable upon the exercise of options exercisable within 60 days of the date of this report and 130,000 Ordinary Shares that were issued to Mr. Wang pursuant to a restricted shares award agreement and subsequently vested).

(ii)	Hanmax: 0 Ordinary Shares.

(iii)	Mr. Chen: 416,000 Ordinary Shares (consisting of 400,000 ordinary shares that are issuable upon the exercise of options exercisable within 60 days of the date of this report and 16,000 ordinary shares that were issued to Mr. Chen pursuant to a restricted shares award agreement and subsequently vested).

Each Reporting Person has the shared power to vote or direct the vote and to dispose or direct the disposition of the following number of Ordinary Shares:

(i)	Mr. Wang: 52,303,892 Ordinary Shares.

(ii)	Hanmax: 52,303,892 Ordinary Shares.

(iii)	Mr. Chen: 0 Ordinary Shares.

(c)	Each Reporting Person has not engaged in any transaction in the Ordinary Shares during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Restricted Shares Award Agreement between Mr. Wang and the Issuer, dated as of August 13, 2007, a copy of which is filed herewith as Exhibit 3, the Issuer granted to Mr. Wang 400,000 Ordinary Shares in the form of restricted shares (“Mr. Wang’s Restricted Shares”), subject to a three-year staged (non-linear) vesting. As of the date hereof, 32.5% of Mr. Wang’s Restricted Shares have vested. On June 30, 2008, an additional 32.5% of Mr. Wang’s Restricted Shares will vest. On June 30, 2009, the remaining 35% of Mr. Wang’s Restricted Shares will vest. Mr. Wang’s Restricted Shares which are not vested cannot be voted or disposed of by him.

Pursuant to a Share Option Agreement between Mr. Wang and the Issuer, dated as of August 13, 2007, a copy of which is filed herewith as Exhibit 4, the Issuer granted to Mr. Wang the option to purchase 1,200,000 Ordinary Shares (“Mr. Wang’s Options”) , subject to a three-year staged (non-linear) vesting. As of the date hereof, one-third of Mr. Wang’s Options has vested and may be exercised by him. As to the remaining two-thirds, one-third will vest on June 30, 2008 and the remaining one-third will vest on June 30, 2009.

Pursuant to a Restricted Shares Award Agreement between Mr. Chen and the Issuer, dated as of August 13, 2007, a copy of which is filed herewith as Exhibit 5, the Issuer granted to Mr. Chen 400,000 Ordinary Shares in the form of restricted shares (“Mr. Chen’s Restricted Shares”), subject to a three-year staged (non-linear) vesting. As of the date hereof, 32% of Mr. Chen’s Restricted Shares have vested. On June 30, 2008, an additional 32% of Mr. Chen’s Restricted Shares will vest. On June 30, 2009, the remaining 36% of Mr. Chen’s Restricted Shares will vest. Mr. Chen’s Restricted Shares which are not vested cannot be voted or disposed of by him.

Pursuant to a Share Option Agreement between Mr. Chen and the Issuer, dated as of August 13, 2007, a copy of which is filed herewith as Exhibit 6, the Issuer granted to Mr. Chen the option to purchase 1,200,000 Ordinary Shares (“Mr. Chen’s Options”) , subject to a three-year staged (non-linear) vesting. As of the date hereof, one-third of Mr. Chen’s Options has vested and may be exercised by him. As to the remaining two-thirds, one-third will vest on June 30, 2008 and the remaining one-third will vest on June 30, 2009.

Pursuant to a Shareholders Agreement, dated as of November 8, 2006, a copy of which is filed herewith as Exhibit 7, Mr. Wang must continue to own or control, directly or indirectly, 75% of the Ordinary Shares that he beneficially owned or controlled prior the Issuer’s initial public offering on March 15, 2007 for the two year period following the closing of public offering.

The foregoing summaries of the agreements specified above and filed herewith or incorporated herein by reference are qualified by reference to the full text of each such agreement.

The Reporting Persons maintain an informal, unwritten understanding that they will hold and vote as a group their collective share holdings with respect to which they have dispositive and voting power on all matters involving action by shareholders of the Issuer. Consistent with their informal understanding, no Reporting Person is legally bound to hold their shares or vote with the other Reporting Persons.

Except as reported elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	–	Letter, dated March 9, 2008, from Mr. Xiaochun Wang and Mr. Yongcun Chen to the Board of Directors of Tongjitang Chinese Medicines Company

Exhibit 2	–	Joint Filing Agreement

Exhibit 3	–	Restricted Shares Award Agreement, between Mr. Wang and the Issuer, dated as of August 13, 2007

Exhibit 4	–	Share Option Agreement, between Mr. Wang and the Issuer, dated as of August 13, 2007

Exhibit 5	–	Restricted Shares Award Agreement, between Mr. Chen and the Issuer, dated as of August 13, 2007

Exhibit 6	–	Share Option Agreement, between Mr. Chen and the Issuer, dated as of August 13, 2007

Exhibit 7	–	Shareholders’ Agreement, dated as of November 8, 2006, among the Issuer and certain shareholders thereof (incorporated herein by reference to Exhibit 4.4 to the Issuer’s F-1 Registration Statement filed on February 26, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2008	/s/ Xiaochun Wang
Xiaochun Wang

HANMAX INVESTMENT LIMITED

March 18, 2008	/s/ Xiaochun Wang
Xiaochun Wang
Director

March 18, 2008	/s/ Yongcun Chen
Yongcun Chen